

Senior Housing Properties Trust

Annual Report 2006

Senior Housing Properties Trust

Senior Housing Properties Trust is a real estate investment trust, or REIT, which primarily owns independent and assisted living properties, continuing care retirement communities and nursing homes located throughout the United States. All of SNH's properties are triple net leased, meaning that each tenant pays SNH rent, and the tenant is responsible for all operating costs, including taxes, insurance and maintenance costs, that arise from the use of SNH's property. As of December 31, 2006, SNH owned a $1.8 billion portfolio of 196 senior living properties with approximately 24,100 living units located in 32 states.

Since its IPO in 1999 through December 31, 2006, SNH has provided shareholders with average total annual returns of 28.8%. SNH is included in a number of financial indices, including the Russell 2000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE EPRA/NAREIT Composite Index.

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LISTED
NYSE

The graph below shows the cumulative total shareholder returns on our common shares (assuming a $100 investment on December 31, 2001) for the past five years as compared with (a) the National Association of Real Estate Investment Trusts Inc.'s, or NAREIT, index of all tax qualified real estate investment trusts listed on the New York Stock Exchange, the American Stock Exchange and the Nasdaq Stock Market, and (b) the Standard & Poor's 500 Index. The graph assumes reinvestment of all cash distributions.



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12/31/01
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FINANCIAL HIGHLIGHTS[1]

(in thousands, except per share amounts)

INCOME STATEMENT DATA:	Year Ended December 31, 2006	2005	2004	2003	2002
Total revenues[2]	$ 179,806	$ 163,187	$ 148,523	$ 131,148	$ 122,297
Income from continuing operations[3]	66,122	57,981	55,523	47,034	52,013
Net income[3] [4]	66,101	63,912	56,742	45,874	50,184
Add:					
Depreciation expense	44,073	43,694	39,301	35,728	31,596
Loss from discontinued operations	–	–	–	–	1,829
Loss on sale of properties	21	–	–	1,160	–
Impairment of assets	1,420	1,762	–	–	–
Loss on early extinguishment of debt	6,526	–	–	–	–
Less:					
FF&E reserve income	–	–	–	–	5,345
Gain on sale of properties	–	5,931	1,219	–	–
Loss on early extinguishment of debt settled in cash	4,134	–	–	–	–
Funds from operations[5]	$ 114,007	$ 103,437	$ 94,824	$ 82,762	$ 78,264
Cash distributions to common shareholders	96,782	88,783	81,589	72,477	72,457
Weighted average shares outstanding	72,529	68,757	63,406	58,445	56,416
PER COMMON SHARE DATA:					
Income from continuing operations[3]	$ 0.91	$ 0.84	$ 0.88	$ 0.80	$ 0.92
Net income[3] [4]	0.91	0.93	0.89	0.78	0.89
Funds from operations[5]	1.57	1.50	1.50	1.42	1.39
Cash distributions to common shareholders	1.32	1.28	1.26	1.24	1.24

BALANCE SHEET DATA:	At December 31, 2006	2005	2004	2003	2002
Real estate properties, at cost, net of impairment losses	$ 1,814,358	$ 1,686,169	$ 1,600,952	$ 1,418,241	$ 1,238,487
Total assets	1,584,774	1,500,641	1,447,730	1,304,100	1,158,200
Total indebtedness	545,085	556,320	535,178	554,823	384,758
Total shareholders' equity	1,019,466	923,184	890,667	727,906	752,326

(1) The financial highlights should be read in conjunction with, and are qualified in their entirety by reference to, management's discussion and analysis of financial condition and results of operations and the consolidated financial statements and accompanying notes.

(2) In 2006 total revenues included $5.7 million ($0.08 per share) of additional rent from our litigation settlement with HealthSouth Corporation, or HealthSouth. In 2002, total revenues included FF&E reserve income of $5.3 million ($0.09 per share), which was collected by us but escrowed for use by one of our tenants to fund improvements to our properties.

(3) Includes an impairment of assets charge of $1.4 million ($0.02 per share) and loss on early extinguishment of debt of $6.5 million ($0.09 per share) in 2006 and an impairment of assets charge of $1.8 million ($0.03 per share) in 2005.

(4) Includes a gain on sale of properties of $5.9 million ($0.09 per share) and $1.2 million ($0.01 per share) in 2005 and 2004, respectively. Includes a loss on sale of properties of $1.2 million ($0.02 per share) in 2003. Includes a loss from discontinued operations of $1.8 million ($0.03 per share) in 2002.

(5) We compute FFO as shown in the calculation above. This calculation begins with income from continuing operations or, if that amount is the same as net income, with net income. Our calculation of FFO differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition of FFO. We consider FFO to be an appropriate measure of performance for a real estate investment trust, or REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because by excluding the effects of certain historical costs, such as depreciation expense and gain or loss on sale of properties, FFO can facilitate a comparison of our current operating performance with our past operating performance and of operating performances among REITs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders. Other important factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving bank credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future performance.

SENIOR HOUSING PROPERTIES TRUST

President's Letter to Shareholders

Dear Fellow Shareholders:

By any measure, 2006 was a very good year for Senior Housing Properties Trust.

- Shareholders who owned our shares throughout the year received total returns, dividends and share price appreciation, of 55%. This was the best stock market performance of all senior living and healthcare REITs, and one of the best performances of all REITs of any type.

- During the past year, we purchased 11 senior living communities with 1,264 living units for $107.4 million. These are high quality properties where rents and charges are predominantly paid by residents from private resources. We also sold three older nursing homes, continuing our disciplined approach to upgrading our portfolio which began several years ago. Today, 85% of our total rents come from up market properties where the revenues are predominantly paid by residents from their private resources.

- We funded $23.7 million of improvements to our properties. As these amounts were funded, our annual rental revenues increased by about 10% of the amounts funded. Our regular attention to maintenance at our properties is beginning to show up in the higher charges our operators realize at our properties and the higher percentage rents we receive over threshold amounts of our operators' revenues. In 2006, our percentage rents increased to $5.3 million from $3.2 million in 2005.

- We repaid high interest rate debt including $52.5 million of 7.875% senior notes due in 2015 and $28.2 million of 10.125% subordinated debentures due in 2041. We also amended our $550 million unsecured revolving credit facility to lower the interest we pay on borrowings by 25 basis points to LIBOR plus 80 basis points and extended the maturity to December 2010.

- Last year, we also brought our long running litigation with HealthSouth Corporation to a successful conclusion. In January, we received a favorable court decision; and, after several attempted appeals by HealthSouth and a difficult licensing process, we were able to install a new tenant paying rent of $1.6 million per year more than HealthSouth. Also, in November, HealthSouth paid us $5.7 million of past rent adjustments, and, importantly, the continuing costs of this litigation have now ended.

As a result of the foregoing, we were able to increase dividends payable to Senior Housing common shareholders twice during 2006. Our current dividend rate is now $0.34/share per quarter ($1.36/share/year). Moreover, this dividend is well covered by our operations, representing a conservative payout based on our funds from operations.

Finally, in keeping with our conservative capital philosophy, we successfully completed two offerings of common shares in November 2006 and February 2007, raising net proceeds of $120.8 million and $151.6 million, respectively. As of February 28, 2007, our market capitalization is 83% equity and only 17% debt.

On behalf of our trustees and officers, I thank you for your continued support.

Sincerely,

David J. Hegarty

David J. Hegarty
President and
Chief Operating Officer
April 6, 2007

The following information should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

PORTFOLIO OVERVIEW
As of December 31, 2006 (dollars in thousands)

	# of Properties	# of Units/Beds	Investment: Carrying Value Before Depreciation	% of Investment	Annualized Current Rent	% of Annualized Current Rent
FACILITY TYPE						
Independent living communities[1]	41	11,213	$ 989,442	54.6%	$ 98,062	54.6%
Assisted living facilities	95	6,681	566,708	31.2%	54,250	30.2%
Skilled nursing facilities	58	5,869	214,655	11.8%	17,006	9.5%
Hospitals	2	364	43,553	2.4%	10,250	5.7%
Total	196	24,127	$ 1,814,358	100.0%	$ 179,568	100.0%
TENANT/OPERATOR						
Five Star/Sunrise[2]	30	7,275	$ 651,865	35.9%	$ 65,012	36.2%
Five Star	114	9,344	595,606	32.8%	49,139	27.4%
Sunrise/Marriott[3]	14	4,091	325,473	18.0%	31,490	17.5%
Five Star Rehabilitation Hospitals[4]	2	364	43,553	2.4%	10,250	5.7%
NewSeasons/IBC[5]	10	1,019	87,641	4.8%	9,289	5.2%
Alterra/Brookdale[6]	18	894	61,126	3.4%	7,632	4.3%
Genesis HealthCare	1	156	13,007	0.7%	1,535	0.8%
5 private companies (combined)	7	984	36,087	2.0%	5,221	2.9%
Total	196	24,127	$ 1,814,358	100.0%	$ 179,568	100.0%

	For the Nine Months Ended September 30,									
					Percentage of Operating Revenue Sources					
TENANT OPERATING STATISTICS[7]	Rent Coverage		Occupancy		Private Pay		Medicare		Medicaid	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Five Star/Sunrise[2]	1.5x	1.5x	93%	92%	81%	88%	15%	9%	4%	3%
Five Star[8]	1.5x	1.7x	89%	86%	50%	49%	16%	18%	34%	33%
Sunrise/Marriott[3]	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
Five Star Rehabilitation Hospitals[4]	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
NewSeasons/IBC[5]	1.2x	1.1x	85%	79%	100%	100%	–	–	–	–
Alterra/Brookdale[6]	2.1x	1.8x	88%	86%	98%	98%	–	–	2%	2%
Genesis HealthCare	2.1x	2.1x	97%	96%	20%	20%	37%	31%	43%	49%
5 private companies (combined)	1.8x	1.5x	89%	85%	26%	25%	21%	26%	53%	49%

(1) Properties where the majority of units are independent living apartments are classified as independent living communities.

(2) These 30 properties are leased to Five Star Quality Care, Inc., or Five Star. Historically, these properties were managed by Sunrise Senior Living, Inc., or Sunrise, but effective December 1, 2006, Five Star began managing all 30 of these properties. The rent that Five Star pays to us was subordinate to the management fees paid by Five Star to Sunrise, but is not subordinate to Five Star's internal management costs. For meaningful comparison purposes, the rent coverage presented for this lease is before management fees paid to Sunrise for all 30 properties.

(3) Marriott International Inc., or Marriott, guarantees the lease for the 14 properties leased to Sunrise. Sunrise has not filed its restated Annual Report on Form 10-K for the year ended 2005 and has not filed its Quarterly Reports on Form 10-Q for 2006 with the SEC due to an accounting issue. Because we do not know what impact the resolution of this accounting issue may have on the reported performance of our properties, we do not report operating data for this tenant.

(4) Beginning in 2003 until November 2006, we were in two separate litigations with HealthSouth seeking to increase the rent due under an amended lease of two hospitals to HealthSouth and to terminate the amended lease and repossess the hospitals. On November 8, 2006, we and HealthSouth agreed to settle our litigations, to recognize HealthSouth's lease until September 30, 2006 and to increase the annual rent due under the lease for the period from January 2, 2002 to September 30, 2006. On October 1, 2006, Five Star assumed the operations of these two hospitals and began leasing them from us for an annual rent of $10.3 million. Because we do not have reliable information about the operations for the hospitals by HealthSouth, we do not report operating data for these hospitals before October 1, 2006.

(5) Independence Blue Cross, a Pennsylvania health insurer, guarantees the lease for the 10 properties leased to NewSeasons.

(6) Brookdale Senior Living, Inc., or Brookdale, guarantees the lease for the 18 properties leased to Alterra Healthcare Corporation, or Alterra.

(7) All tenant operating data presented are based upon the operating results provided by our tenants for the nine months ended September 30, 2006 and 2005, or the most recent prior period for which tenant operating results are available to us from our tenants. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges and capital expenditure reserves, divided by rent payable to us. We have not independently verified our tenants' operating data.

(8) Includes data for periods prior to our ownership of some of these properties.

RESULTS OF OPERATIONS

Year Ended December 31, 2006, Compared to Year Ended December 31, 2005

	Year Ended December 31,			
	2006	2005	$ Change	% Change
	(in thousands, except per share amounts)			
Rental income	$ 178,372	$ 161,265	$ 17,107	10.6%
Interest and other income	1,434	1,922	(488)	(25.4)%
Interest expense	47,020	46,633	387	0.8%
Depreciation expense	44,073	43,694	379	0.9%
General and administrative expense	14,645	13,117	1,528	11.6%
Impairment of assets	1,420	1,762	(342)	(19.4)%
Loss on early extinguishment of debt	6,526	–	6,526	100.0%
Income from continuing operations	$ 66,122	$ 57,981	$ 8,141	14.0%
(Loss) gain on sale of properties	$ (21)	$ 5,931	$ (5,952)	(100.4)%
Net income	$ 66,101	$ 63,912	$ 2,189	3.4%
Weighted average shares outstanding	72,529	68,757	3,772	5.5%
Per share amounts:				
Income from continuing operations	$ 0.91	$ 0.84	$ 0.07	8.3%
Gain on sale of properties	–	$ 0.09	$ (0.09)	(100.0)%
Net income	$ 0.91	$ 0.93	$ (0.02)	(2.2)%

Rental income increased in 2006 because of rents from our real estate acquisitions totaling $133.1 million during 2006 and the full impact of rents from our $97.5 million of acquisitions in 2005. Rental income in 2006 also includes $5.7 million of additional rent received from HealthSouth as part of the settlement of our litigations with HealthSouth. Interest and other income for the year ended December 31, 2005, includes $517,000 of interest income from a $24.0 million mortgage financing we provided to Five Star in June 2005 and which Five Star repaid in August 2005.

Interest expense increased because of higher rates and amounts outstanding under our revolving bank credit facility. Our weighted average balance outstanding and interest rate under our revolving bank facility was $135.9 million and 6.2% and $62.3 million and 4.8% for the years ended December 31, 2006 and 2005, respectively. During 2006, we assumed $12.8 million of mortgage debt at 7.15% in connection with one of our acquisitions. The increase in interest expense is offset by a decrease in interest on our senior notes and junior subordinated debentures as a result of our repayment of $52.5 million of our senior notes in January 2006 and all $28.2 million of our junior subordinated debentures in June 2006.

Depreciation expense increased because of 2006 real estate acquisitions totaling $133.1 million and the full year impact of 2005 real estate acquisitions totaling $97.5 million. General and administrative expense includes $1.7 million and $1.9 million of HealthSouth litigation costs for the years ended December 31, 2006 and 2005, respectively. General and administrative expense, exclusive of litigation costs, increased in 2006 by $1.7 million, or 15.2%, as a result of property acquisitions and incentive fees payable to Reit Management & Research LLC, or RMR.

During 2006 and 2005, we recognized an impairment of assets charge of $1.4 million and $1.8 million, respectively, related to properties that were sold during 2006. Also, we recognized a loss on early extinguishment of debt of $6.5 million in connection with our redemption of a portion of our 7 7/8% unsecured senior notes in January 2006 and our redemption of all $28.2 million of our 10.125% junior subordinated debentures in June 2006.

Income from continuing operations and income from continuing operations per share increased because of the changes in revenues and expenses described above.

During the year ended December 31, 2006 we recorded a loss of $21,000 related to three properties sold during 2006. During the year ended December 2005, we recorded a gain of $5.9 million from the sale of three properties sold in 2005.

Net income increased because of the changes that affected income from continuing operations. Net income per share decreased because of the increase in the weighted average number of shares outstanding that resulted from our issuance of common shares during 2006 and 2005.

Year Ended December 31, 2005, Compared to Year Ended December 31, 2004

	Year Ended December 31,			
	2005	2004	$ Change	% Change
	(in thousands, except per share amounts)			
Rental income	$ 161,265	$ 145,731	$ 15,534	10.7%
Interest and other income	1,922	2,792	(870)	(31.2)%
Interest expense	46,633	41,836	4,797	11.5%
Depreciation expense	43,694	39,301	4,393	11.2%
General and administrative expense	13,117	11,863	1,254	10.6%
Impairment of assets	1,762	–	1,762	100.0%
Income from continuing operations	$ 57,981	$ 55,523	$ 2,458	4.4%
Gain on sale of properties	$ 5,931	$ 1,219	$ 4,712	386.5%
Net income	$ 63,912	$ 56,742	$ 7,170	12.6%
Weighted average shares outstanding	68,757	63,406	5,351	8.4%
Per share amounts:				
Income from continuing operations	$ 0.84	$ 0.88	$ (0.04)	(4.5)%
Gain on sale of properties	$ 0.09	$ 0.01	$ 0.08	800.0%
Net income	$ 0.93	$ 0.89	$ 0.04	4.5%

Rental income increased in 2005 because of rents from our real estate acquisitions totaling $97.5 million during 2005 and the full impact of rents from our $187.9 million of acquisitions in 2004. Interest and other income for the year ended December 31, 2005, includes $517,000 of interest income from a $24.0 million mortgage financing we provided to Five Star in June 2005 which Five Star repaid in August 2005. For the year ended December 31, 2004, interest and other income includes a $1.25 million settlement payment we received from Marriott in January 2004.

Interest expense increased because we assumed $49.2 million of mortgage debt in connection with an acquisition in November 2004 and because of higher rates and amounts outstanding under our revolving bank credit facility. Our weighted average balance outstanding and interest rate under our revolving bank facility was $62.3 million and 4.8% and $45.0 million and 3.0% for the years ended December 31, 2005 and 2004, respectively.

Depreciation expense increased because of 2005 real estate acquisitions totaling $97.5 million and the full year impact of 2004 real estate acquisitions totaling $187.9 million. General and administrative expense includes $1.9 million and $285,000 of HealthSouth litigation costs for the years ended December 31, 2005 and 2004, respectively. In 2004, it also includes $775,000 of diligence costs incurred in connection with a failed potential acquisition. General and administrative expense, exclusive of diligence and litigation costs, increased in 2005 by $464,000, or 4.3%, as a result of property acquisitions.

During 2005, we recognized an impairment of assets charge of $1.8 million related to a property that had been closed during the year and that we sold during 2006.

Income from continuing operations increased because of the changes in revenues and expenses described above. Income from continuing operations per share decreased because of an increase in the weighted average number of shares outstanding that resulted from our issuance of common shares in 2005 and 2004.

During the year ended December 31, 2005, we recorded a gain of $5.9 million from the sale of three properties. During the year ended December 31, 2004, we recorded a gain of $1.2 million from the sale of one property.

Net income and net income per share increased because of the changes that affected income from continuing operations and the gain on sale of properties.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Rents from our properties are our principal sources of funds for current expenses, debt service and distributions to shareholders. We generally receive minimum rents monthly or quarterly from our tenants and we receive percentage rents monthly, quarterly or annually. This flow of funds has historically been sufficient for us to pay our operating expenses, debt service and distributions to shareholders. We believe that this operating cash flow will be sufficient to meet our operating expenses, debt service and expected distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

In order to fund acquisitions and to accommodate cash needs that may result from timing differences between our receipts of rents and our need or desire to pay operating expenses and distributions to our shareholders, we maintain a revolving bank credit facility with a group of institutional lenders. In November 2006, we amended our existing revolving bank credit facility to extend its maturity from November 2009 to December 2010, with an extension option to December 2011 upon payment of an extension fee. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.1 billion. Borrowings under our revolving bank credit facility are unsecured. We may borrow, repay and reborrow funds until maturity. No principal repayment is due until maturity. We pay interest on borrowings under the revolving bank credit facility at LIBOR plus a premium. At December 31, 2006, the annual interest rate payable on our revolving bank credit facility was 6.15%.

On January 9, 2006, we redeemed $52.5 million of our 7 7/8% senior notes due 2015 and paid a redemption premium of $4.1 million plus accrued, but unpaid interest. We funded this redemption with a portion of the net proceeds from our December 2005 equity offering, which had been temporarily used to repay borrowings outstanding under our revolving bank credit facility.

On June 15, 2006, we redeemed all $28.2 million of our junior subordinated debentures at par plus accrued, but unpaid interest. We funded this redemption with borrowings under our revolving bank credit facility and cash on hand.

On August 31, 2006, we purchased five senior living properties for $61.5 million. In October, November and December 2006, we purchased six independent and assisted living properties for $45.9 million plus closing costs with proceeds of borrowings under our revolving bank credit facility and the assumption of $12.8 million of mortgage debt.

During 2006, we purchased $23.7 million of improvements made to some of our properties. We used borrowings under our revolving bank credit facility and cash on hand to fund these purchases.

In November 2006, we issued 5.75 million of our common shares in a public offering, raising net proceeds of $120.8 million. On February 7, 2007, we issued 6.0 million of our common shares in a public offering, raising net proceeds of $151.6 million. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving bank credit facility and for general business purposes.

In January 2007, we purchased and retired $20.0 million of our 8.625% senior notes due 2012 and paid a premium of $1.8 million. We funded this purchase with borrowings under our revolving bank credit facility.

When significant amounts are outstanding under our revolving bank credit facility or as the maturity dates of our revolving bank credit facility and term debts approach, we will explore alternatives for the repayment of amounts due. Such alternatives may include incurring additional debt and issuing new equity securities. We have an effective shelf registration statement that allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will complete any debt or equity offerings or other financings, we believe we will have access to various types of financings, including debt or equity offerings, to finance future acquisitions and to pay our debts and other obligations.

On January 3, 2007, we declared a distribution of $0.34 per common share with respect to our 2006 fourth quarter results. This distribution was paid to shareholders on February 16, 2007, using cash on hand.

As of December 31, 2006, our contractual payment obligations were as follows (dollars in thousands):

	Payments due by period				
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations[1]	$ 530,113	$ 1,835	$ 14,590	$ 114,840	$ 398,848
Capital lease obligations	15,799	275	611	702	14,211
Ground lease obligations	2,927	142	284	284	2,217
Total	$ 548,839	$ 2,252	$ 15,485	$ 115,826	$ 415,276

(1) At December 31, 2006, our term debt maturities were as follows: $12.9 million in 2008; $112.0 million in 2010; $280.8 million in 2012; $12.2 million in 2013; $97.5 million in 2015; and $14.7 million in 2027. In January 2007, we purchased and retired $20.0 million of our 8.625% senior notes due 2012.

As of February 27, 2007, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships. We have no off balance sheet arrangements.

DEBT COVENANTS

Our principal debt obligations at December 31, 2006, were our unsecured revolving bank credit facility, two issues totaling $342.5 million of unsecured senior notes, $75.6 million of mortgage debt and bonds secured by 22 of our properties. As discussed above, we redeemed $52.5 million of our unsecured senior notes in January 2006. Our senior notes are governed by an indenture. This indenture and related supplements and our revolving bank credit facility contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, restrict our ability to make distributions under certain circumstances and require us to maintain other ratios. As of December 31, 2006, we believe we were in compliance with all of the covenants under our indentures and related supplements and our revolving bank credit facility.

None of our indentures and related supplements, our revolving bank credit facility or our other debt obligations contains provisions for acceleration which could be triggered by our debt ratings. However, in certain circumstances our revolving bank credit facility uses our senior debt rating to determine the fees and the interest rate payable.

Our public debt indenture and related supplements contain cross default provisions to any other debts of $10.0 million or more. Similarly, a default on our public debt indenture would be a default under our revolving bank credit facility.

RELATED PERSON TRANSACTIONS

In 1999, HRPT Properties Trust, or HRPT, distributed a majority of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into a transaction agreement with HRPT pursuant to which it was agreed that so long as (1) HRPT owns more than 10% of our shares; (2) we and HRPT engage the same manager; or (3) we and HRPT have one or more common managing trustees; then we will not invest in office buildings, including medical office buildings and clinical laboratory buildings without the prior consent of HRPT's independent trustees, and HRPT will not invest in properties involving senior housing without the prior consent of our independent trustees. If an investment involves both office and senior housing components, the character of the investment will be determined by building area, excluding common areas, unless our board and HRPT's board otherwise agree at the time. These provisions do not apply to any investments HRPT held at the time of the spin off.

On December 31, 2001, we distributed substantially all of our shares of Five Star to our shareholders. At the time Five Star was spun off from us, all of the persons serving as directors of Five Star were also our trustees. Two of our trustees, Messrs. Martin and Barry Portnoy, are currently directors of Five Star. As of December 31, 2006, we leased 144 senior living communities and two rehabilitation hospitals to Five Star for total annual minimum rent of $124.4 million. All transactions between us and Five Star subsequent to the Five Star spin off have been approved by our independent trustees who are not directors of Five Star.

Effective October 1, 2006, we leased two rehabilitation hospitals to Five Star which were formerly operated by HealthSouth. The term of the lease for the two hospitals expires on June 30, 2026, and Five Star has one renewal option. These two hospitals provide health rehabilitation services and are located in Braintree and Woburn, Massachusetts. The annual rent Five Star will pay us for these two hospitals is $10.3 million per year. These hospitals offer extensive inpatient and outpatient services that we believe are similar to some of the services currently provided in many of our senior living communities.

On August 31, 2006, we purchased, from an unaffiliated third party, five senior living properties with a total of 783 living units for $61.5 million and we leased such properties to Five Star. Residents pay 100% of the charges at four of these properties and 70% of the charges at one of the properties with their private resources. In October, November and December 2006, we purchased six independent and assisted living properties for $45.9 million and added these properties to our combined lease with Five Star which has a current term expiring in 2020. The annual rent under this combined lease increased by $9.0 million as a result of these acquisitions. Percentage rent based on increases in gross revenues at these properties will commence in 2008.

During the year ended December 31, 2006, pursuant to the terms of our leases with Five Star, we purchased approximately $23.7 million of improvements made to our properties leased by Five Star, and, as a result, the annual rent payable to us by Five Star increased by 10% of our investments, or approximately $2.4 million.

RMR originates and presents investment opportunities to our board and provides management and administrative services to us under an agreement. RMR is compensated at an annual rate equal to a percentage of our average real estate investments, as defined. The percentage applied to our existing investments at the time we were spun off from HRPT is 0.5%. The annual percentage for the first $250.0 million of investments made after our spin off from HRPT is 0.7% and the percentage for investments above that amount is 0.5%. In addition, RMR receives an incentive fee based upon increases in our funds from operations per share, as defined. The incentive fee is paid in common shares. Aggregate fees earned by RMR during 2006 for services were $10.1 million, including $762,000 as an incentive fee which will be paid in our common shares in April 2007. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our pro rata share of RMR's costs in providing that function was $173,000 in 2006. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs we pay with respect to our internal audit function. Messrs. Barry Portnoy and his son, Adam Portnoy, beneficially own RMR. Mr. Barry Portnoy is one of our managing trustees, and his son, Adam Portnoy, is the President, Chief Executive Officer and a director of RMR. Mr. Martin is a director of RMR and serves as one of our managing trustees. All transactions between us and RMR are approved by our compensation committee. Mr. Adam Portnoy has been nominated as our trustee to replace Mr. Martin, who decided not to stand for reelection at our annual meeting of shareholders in May 2007.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and assessments are consistently applied and produce financial information that fairly presents our results of operations. Our three most critical accounting policies concern our investments in real property and are as follows:

Allocation of Purchase Price and Recognition of Depreciation Expense. The acquisition cost of each investment is allocated to various property components such as land, buildings and improvements, and each component generally has a different useful life. Acquisition cost allocations and the determination of the useful lives are based on our management's estimates or, under some circumstances, studies provided by independent real estate appraisal firms. We allocate the value of real estate acquired among building, land, furniture, fixtures and equipment, the value of in place leases and the fair market value of above or below market leases and customer relationships. We compute related depreciation expense using the straight line method over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. We amortize the value of intangible assets over the term of the respective lease. We do not depreciate the allocated cost of land. Inappropriate allocation of acquisition costs or incorrect estimates of useful lives could result in depreciation and amortization expenses which are not appropriately reflected on our balance sheet and income for future periods as required by generally accepted accounting principles.

Impairment of Assets. We periodically evaluate our real property investments for impairment indicators. These indicators may include weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life and market or industry changes that could permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the related real property investment by comparing it to the expected future undiscounted cash flows to be generated from that property. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Classification of Leases. Our real property investments are generally leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate its classification as either a capital lease or an operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenues. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a leased property, appropriate discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases. These policies involve significant judgments based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual values, the ability of our tenants and operators to perform their obligations to us, and the current and likely future operating and competitive environments in which our properties are operated. In the future we may need to revise our assessments to incorporate information which is not now known, and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of some of our leases as other than operating leases or decrease the carrying values of some of our assets.

IMPACT OF INFLATION

Inflation might have both positive and negative impacts upon us. Inflation might cause the value of our real estate investments to increase. In an inflationary environment, the percentage rents which we receive based upon a percentage of our tenants' revenues should increase. Offsetting these benefits, inflation might cause our costs of equity and debt capital and other operating costs to increase. An increase in our capital costs or in our operating costs will result in decreased earnings unless it is offset by increased revenues. In periods of rapid inflation, our tenants' operating costs may increase faster than revenues and this fact may have an adverse impact upon us if our tenants' operating income from our properties becomes insufficient to pay our rent. To mitigate the adverse impact of increased operating costs at our leased properties, we generally require our tenants to provide guarantees for our rent. To mitigate the adverse impact of increased costs of debt capital in the event of material inflation, we previously have purchased interest rate cap agreements and we may enter into similar interest rate hedge arrangements in the future. The decision to enter into these agreements was and will be based on the amount of our floating rate debt outstanding, our belief that material interest rate increases are likely to occur and the requirements of our borrowing arrangements.

IMPACT OF GOVERNMENT REIMBURSEMENT

Approximately 85% of our current annual rents come from properties where approximately 80% or more of the operating revenues are derived from residents who pay from their own private resources. The remaining 15% of our rents come from properties where the revenues are heavily dependent upon Medicare and Medicaid programs. The operations of these properties currently produce sufficient cash flow to support our rent. However, as discussed above in "Business - Government Regulation and Reimbursement", we expect that Medicare and Medicaid rates paid to our tenants may not increase in amounts sufficient to pay our tenants' increased operating costs, or that they may even decline. Also, the hospitals we lease to Five Star are heavily dependent upon Medicare revenues. We cannot predict whether our tenants which are affected by Medicare and Medicaid rates will be able to continue to pay their rent obligations if these expected circumstances occur and persist for an extended time.

SEASONALITY

Nursing home and assisted living operations have historically reflected modest seasonality. During calendar fourth quarter holiday periods, residents at such facilities are sometimes discharged to join in family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among residents which can result in increased costs or discharges to hospitals. As a result of these factors and others, these operations sometimes produce greater earnings in the second and third quarters of each calendar year and lesser earnings in the fourth and first calendar quarters. We do not expect these seasonal differences to have a material impact upon the ability of our tenants to pay our rent.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2005. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the future.

At December 31, 2006, our outstanding fixed rate debt included the following (dollars in thousands):

Debt	Principal Balance	Annual Interest Rate	Annual Interest Expense	Maturity	Interest Payments Due
Unsecured senior notes	$ 245,000	8.625%	$ 21,131	2012	Semi-Annually
Unsecured senior notes	97,500	7.875%	7,678	2015	Semi-Annually
Mortgages	35,788	6.97%	2,494	2012	Monthly
Mortgages	12,214	6.11%	746	2013	Monthly
Mortgage	12,911	7.15%	923	2008	Monthly
Bonds	14,700	5.875%	864	2027	Semi-Annually
	$ 418,113		$ 33,836		

In January 2006, we redeemed $52.5 million of our 7 7/8% senior notes due 2015 and paid a redemption premium of $4.1 million plus accrued, but unpaid interest. In June 2006, we redeemed all our $28.2 million of our 10.125% junior subordinated debentures at par plus accrued, but unpaid interest. In January 2007, we purchased and retired $20.0 million of our 8.625% senior notes due 2012 and paid a premium of $1.8 million.

No principal payments are due under our unsecured notes, debentures or bonds until maturity. Our mortgages require principal and interest payments through maturity pursuant to amortization schedules. Because these debts bear interest at a fixed rate, changes in market interest rates during the term of these debts will not affect our operating results. If these debts are refinanced at interest rates which are 10% higher or lower than shown above, our per annum interest cost would increase or decrease by approximately $2.9 million. Changes in market interest rates also affect the fair value of our fixed rate debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. Based on the balances outstanding at December 31, 2006, and discounted cash flow analysis through the maturity date of our fixed rated debt obligations, a hypothetical immediate 10% change in interest rates would change the fair value of those obligations by approximately $13 million.

We are allowed to make prepayments of our unsecured senior notes, in whole or in part, at par plus a premium, as defined. Our mortgages contain a provision that allows us to make repayment at par plus a premium which is generally designed to preserve a stated yield to the mortgage holder. Also, as we did in January 2007, we occasionally have the opportunity to purchase our outstanding debt by open market purchases. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity.

Our unsecured revolving bank credit facility accrues interest at floating rates and matures in December 2010. At December 31, 2006, we had $112.0 million outstanding and $438.0 million available for borrowing under our revolving bank credit facility. At February 27, 2007, no amounts were outstanding and $550 million was available for drawing under our revolving bank facility. We may make repayments and drawings under our revolving bank credit facility at any time without penalty. We borrow in U.S. dollars and borrowings under our revolving bank credit facility accrue interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of this floating rate debt but would affect our operating results. For example, the interest rate payable on our outstanding revolving indebtedness of $112.0 million at December 31, 2006, was 6.15% per annum. The following table presents the impact a 10% change in interest rates would have on our annual floating rate interest expense at December 31, 2006 (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2006	6.15%	$ 112,000	$ 6,888
10% reduction	5.54%	112,000	6,205
10% increase	6.77%	112,000	7,582

The foregoing table shows the impact of an immediate change in floating interest rates. If interest rates were to change gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our revolving bank credit facility or other floating rate debt.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN FORWARD-LOOKING STATEMENTS ARE:

- WE BELIEVE THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS RESPONSIBLE FOR 69% OF OUR RENTS, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US. HOWEVER, FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF THINGS, INCLUDING, BUT NOT LIMITED TO:
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS;
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
  - EXTENSIVE REGULATION OF THE HEALTH CARE INDUSTRY; AND
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS WHICH COULD RESULT IN A REDUCTION OF RATES OR A FAILURE OF THESE RATES TO MATCH FIVE STAR'S COST INCREASES.
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS.
- OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNDER "ITEM 1A. RISK FACTORS".

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

REAL ESTATE OWNED

(dollars in thousands)

Location	Number of Properties	Years(s) Built	Year(s)[1] Acquired	Units/ Beds	Amount at Which Carried at Close of Period: Land	Buildings & Improvements	Total[2]	Accumulated Depreciation[3]
Alabama	3	1998	2004	134	$ 924	$ 12,834	$ 13,758	$ 729
Arizona	8	1984-1998	1992-2003	1,403	12,288	84,641	96,929	16,001
California	10	1963-1988	1992-2006	1,647	17,800	119,144	136,944	23,102
Colorado	8	1963-1998	1990-2003	870	1,900	34,728	36,628	10,050
Delaware	5	1965-1989	2002	875	8,461	52,891	61,352	7,563
Florida	13	1984-1998	1994-2006	3,481	36,958	227,499	264,457	48,942
Georgia	13	1967-1999	1996-2006	968	5,499	65,237	70,736	4,996
Illinois	2	1986-1990	1994-2006	474	3,965	39,827	43,792	10,231
Indiana	2	1986-1998	2002-2003	263	3,181	20,638	23,819	2,792
Iowa	7	1963-1978	1993-2000	495	983	13,210	14,193	3,947
Kansas	3	1972-1989	1995-2002	402	3,971	30,386	34,357	4,085
Kentucky	9	1980-2000	2002-2006	957	6,101	81,892	87,993	7,867
Maryland	7	1992-2000	1994-2004	953	7,315	88,270	95,585	15,025
Massachusetts	3	1969-1991	2002	489	10,221	56,874	67,095	15,751
Michigan	5	1998	2003	270	1,900	15,036	16,936	1,648
Minnesota	2	1998	2003	92	800	6,114	6,914	759
Mississippi	2	2000	2006	110	900	11,586	12,486	61
Missouri	2	1970-1976	1993	180	213	4,767	4,980	1,444
Nebraska	15	1955-1992	1995-2005	888	1,837	24,116	25,953	3,753
New Jersey	6	1987-2001	1995-2003	984	10,563	76,890	87,453	10,166
New Mexico	1	1986	2002	209	3,828	23,233	27,061	3,268
North Carolina	2	1996-1999	2002-2003	197	1,513	12,109	13,622	1,356
Ohio	2	1965-1989	1993-2002	516	3,956	33,640	37,596	5,114
Pennsylvania	15	1985-2001	1991-2005	1,429	12,333	113,363	125,696	15,712
South Carolina	11	1980-2000	2002-2005	607	3,866	38,301	42,167	2,664
South Dakota	3	1960-1968	1992	361	441	7,148	7,589	2,831
Tennessee	10	1979-1999	2003-2006	582	3,211	39,920	43,131	2,330
Texas	6	1987-1991	1994-2002	1,685	21,763	139,243	161,006	21,438
Virginia	12	1987-1999	1994-2004	1,571	9,546	108,029	117,575	20,528
Washington	1	1964	1993	103	256	4,936	5,192	1,964
Wisconsin	6	1920-1964	1990-1998	723	2,073	21,424	23,497	7,573
Wyoming	2	1964-1970	1993	209	321	7,545	7,866	2,817
Total	196			24,127	$ 198,887	$ 1,615,471	$ 1,814,358	$ 276,507

(1) Includes acquisition dates of HRPT, our predecessor.

(2) Aggregate cost for federal income tax purposes is approximately $1.8 billion.

(3) Depreciation is provided on buildings and improvement for periods ranging up to 40 years and on equipment up to 12 years.

TAXABILITY OF DISTRIBUTIONS

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital	Capital Gain	Unrecaptured Sec. 1250 Gain
February 21, 2006	$ 0.3200	$ 0.1904	$ 0.1296	$ 0.0000	$ 0.0000
May 18, 2006	0.3200	0.1904	0.1296	0.0000	0.0000
August 18, 2006	0.3300	0.1964	0.1336	0.0000	0.0000
November 17, 2006	0.3300	0.1964	0.1336	0.0000	0.0000
Total 2006 distributions:	$ 1.3000	$ 0.7736	$ 0.5264	$ 0.0000	$ 0.0000
February 22, 2005	$ 0.3200	$ 0.1905	$ 0.1139	$ 0.0156	$ 0.0000
May 20, 2005	0.3200	0.1905	0.1139	0.0156	0.0000
August 19, 2005	0.3200	0.1905	0.1139	0.0156	0.0000
November 18, 2005	0.3200	0.1905	0.1139	0.0156	0.0000
Total 2005 distributions:	$ 1.2800	$ 0.7620	$ 0.4556	$ 0.0624	$ 0.0000

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.*

In our Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 13, 2006, management concluded that our internal control over financial reporting was effective as of December 31, 2005. Subsequently, we became aware of a material weakness in our internal control over financial reporting; namely, that we did not maintain effective controls over the accuracy of our accounting for the early extinguishment of debt.

This material weakness caused us to amend our Annual Report on Form 10-K/A for the year ended December 31, 2005, filed on February 2, 2007, in order to restate the financial statements for the year ended December 31, 2005, and to restate the financial information for the fourth quarter of 2005. Solely as a result of this material weakness, our management revised its earlier assessment and concluded that our internal control over financial reporting was not effective as of December 31, 2005. Management has also concluded that solely as a result of this material weakness our internal control over financial reporting was not effective as of December 31, 2006.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2006 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our assessment of our internal control over financial reporting. Its report appears elsewhere herein.

REMEDIATION OF MATERIAL WEAKNESS IN INTERNAL CONTROL

Our management has implemented new control procedures to reduce the possibility that our future financial reporting may not reflect U.S. generally accepted accounting principles with regard to the early extinguishment of debt. As a result of these new procedures, our management has concluded that we maintain effective internal control over financial reporting, including effective control over the accuracy of our accounting for the early extinguishment of debt, as of February 2, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST:

We have audited management's assessment, included in Item 9A of Senior Housing Properties Trust's Annual Report on Form 10-K under the heading Management Report on Assessment of Internal Control Over Financial Reporting, that Senior Housing Properties Trust (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the Company's material weakness relating to the accounting for the early extinguishment of debt, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Senior Housing Properties Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. In its assessment as of December 31, 2006, management has identified a material weakness in the Company's accounting for the early extinguishment of debt. Specifically, the Company recognized a loss on the early extinguishment of debt prior to extinguishment. Generally accepted accounting principles require that losses on the early extinguishment of debt be recognized in income in the period of extinguishment. The insufficient controls resulted in the restatement of the Company's consolidated financial statements for the year ended December 31, 2005. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated February 23, 2007 on those consolidated financial statements.

In our opinion, management's assessment that Senior Housing Properties Trust did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Senior Housing Properties Trust has not maintained effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

Ernst + Young LLP

Boston, Massachusetts
February 23, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE TRUSTEES AND SHAREHOLDERS OF SENIOR HOUSING PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of Senior Housing Properties Trust (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Senior Housing Properties Trust at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Senior Housing Properties Trust's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 23, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst + Young LLP

Boston, Massachusetts
February 23, 2007

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Real estate properties, at cost:		
Land	$ 198,887	$ 185,819
Buildings and improvements	1,615,471	1,500,350
	1,814,358	1,686,169
Less accumulated depreciation	276,507	239,031
	1,537,851	1,447,138
Cash and cash equivalents	5,464	14,642
Restricted cash	2,435	2,529
Investments	12,740	10,626
Deferred financing fees, net	8,173	10,961
Due from affiliate	9,988	8,845
Other assets	8,123	5,900
Total assets	$ 1,584,774	$ 1,500,641
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving bank credit facility	$ 112,000	$ 64,000
Senior unsecured notes due 2012 and 2015, net of discount	341,673	393,938
Junior subordinated debentures due 2041	–	28,241
Secured debt and capital leases	91,412	70,141
Accrued interest	11,694	13,089
Due to affiliate	1,624	786
Other liabilities	6,905	7,262
Total liabilities	565,308	577,457
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 79,700,000 shares authorized, 77,613,127 and 71,812,227 shares issued and outstanding at December 31, 2006 and 2005, respectively	776	718
Additional paid-in capital	1,214,863	1,093,480
Cumulative net income	338,504	272,403
Cumulative distributions	(540,663)	(447,289)
Unrealized gain on investments	5,986	3,872
Total shareholders' equity	1,019,466	923,184
Total liabilities and shareholders' equity	$ 1,584,774	$ 1,500,641

See accompanying notes.

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except for share amounts)

	Year Ended December 31, 2006	2005	2004
REVENUES:			
Rental income	$ 178,372	$ 161,265	$ 145,731
Interest and other income	1,434	1,922	2,792
Total revenues	179,806	163,187	148,523
EXPENSES:			
Interest	47,020	46,633	41,836
Depreciation	44,073	43,694	39,301
General and administrative	14,645	13,117	11,863
Impairment of assets	1,420	1,762	–
Loss on early extinguishment of debt	6,526	–	–
Total expenses	113,684	105,206	93,000
Income from continuing operations	66,122	57,981	55,523
(Loss) gain on sale of properties	(21)	5,931	1,219
Net income	$ 66,101	$ 63,912	$ 56,742
Weighted average shares outstanding	72,529	68,757	63,406
Basic and diluted earnings per share:			
Income from continuing operations	$ 0.91	$ 0.84	$ 0.88
Gain on sale of properties	$ –	$ 0.09	$ 0.01
Net income	$ 0.91	$ 0.93	$ 0.89

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars in thousands)

	Number of Shares	Common Shares	Additional Paid-in Capital	Cumulative Net Income	Cumulative Distributions	Unrealized Gain on Investments	Totals
Balance at December 31, 2003:	58,453,338	$ 585	$ 853,858	$ 151,749	$ (281,776)	$ 3,490	$ 727,906
Comprehensive income	–	–	–	56,742	–	2,882	59,624
Distributions	–	–	–	–	(77,791)		(77,791)
Issuance of shares	10,000,000	100	180,095	–	–	–	180,195
Share grants	27,000	–	470	–	–	–	470
Incentive fee	15,571	–	263	–	–	–	263
Retired shares	(1)	–	–	–	–	–	–
Balance at December 31, 2004:	68,495,908	685	1,034,686	208,491	(359,567)	6,372	890,667
Comprehensive income	–	–	–	63,912	–	(2,500)	61,412
Distributions	–	–	–	–	(87,722)	–	(87,722)
Issuance of shares	3,250,000	33	58,137	–	–	–	58,170
Share grants	27,300	–	6	–	–	–	6
Incentive fee	39,019	–	651	–	–	–	651
Balance at December 31, 2005:	71,812,227	718	1,093,480	272,403	(447,289)	3,872	923,184
Comprehensive income	–	–	–	66,101	–	2,114	68,215
Distributions	–	–	–	–	(93,374)	–	(93,374)
Issuance of shares	5,750,000	58	120,723	–	–	–	120,781
Share grants	50,900	–	660	–	–	–	660
Balance at December 31, 2006:	77,613,127	$ 776	$ 1,214,863	$ 338,504	$ (540,663)	$ 5,986	$1,019,466

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 66,101	$ 63,912	$ 56,742
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	44,073	43,694	39,301
Impairment of assets	1,420	1,762	–
Loss on early extinguishment of debt	2,392	–	–
Loss (gain) on sale of properties	21	(5,931)	(1,219)
Amortization of deferred financing fees and debt discounts	1,852	2,212	2,107
Changes in assets and liabilities:			
Restricted cash	94	(523)	(998)
Other assets	(3,364)	(813)	(1,522)
Accrued interest	(1,395)	570	51
Other liabilities	1,141	(661)	726
Cash provided by operating activities	112,335	104,222	95,188
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(133,132)	(97,480)	(137,748)
Mortgage financing provided	–	(24,000)	(133,849)
Mortgage financing repaid by mortgagor	–	24,000	133,849
Proceeds from sale of real estate	6,879	12,537	5,900
Cash used for investing activities	(126,253)	(84,943)	(131,848)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common shares, net	120,781	58,170	180,194
Proceeds from borrowings on revolving bank credit facility	213,000	143,000	184,000
Repayments of borrowings on revolving bank credit facility	(165,000)	(116,000)	(249,000)
Redemption of senior notes	(52,500)	–	–
Redemption of junior subordinated debentures	(28,241)	–	–
Repayment of debt	11,296	(1,851)	(864)
Deferred financing fees	(1,222)	(3,643)	–
Distributions to shareholders	(93,374)	(87,722)	(77,791)
Cash provided by (used for) financing activities	4,740	(8,046)	36,539
(Decrease) increase in cash and cash equivalents	(9,178)	11,233	(121)
Cash and cash equivalents at beginning of period	14,642	3,409	3,530
Cash and cash equivalents at end of period	$ 5,464	$ 14,642	$ 3,409
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	$ 46,488	$ 43,851	$ 39,678
NON-CASH INVESTING ACTIVITIES:			
Debt assumed in acquisition	12,785	–	50,139
Increase in capital lease assets	(9,975)	–	–
NON-CASH FINANCING ACTIVITIES:			
Increase in capital lease obligations	9,975	–	–
Issuance of common shares	660	657	733
Release of restricted cash to us	–	4,170	4,930
Repayment of debt with cash previously restricted	–	(4,170)	(4,930)

See accompanying notes.

NOTE 1. ORGANIZATION

We are a Maryland real estate investment trust, or REIT. At December 31, 2006, we owned 196 senior living properties located in 32 states.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. Our consolidated financial statements include the accounts of Senior Housing Properties Trust, or the Company, and all of our consolidated subsidiaries. We have eliminated all intercompany transactions.

Real Estate Properties. We depreciate real estate properties on a straight line basis over estimated useful lives of up to 40 years for buildings and improvements and up to 12 years for personal property. Our management regularly evaluates whether events or changes in circumstances have occurred that could indicate an impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows of the related properties to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We estimate fair value through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. During 2006, we recorded an impairment charge of $1.4 million relating to three of our nursing home properties that were sold during the fourth quarter of 2006. We recorded this impairment charge to reduce the net book value of these assets held for sale to their estimated fair value, less costs to sell, of $6.9 million. In addition to consideration of impairment upon the events or changes in circumstances described above, we regularly evaluate the remaining lives of our long lived assets. If we change our estimate of the remaining lives, we allocate the carrying value of the affected assets over their revised remaining lives.

We allocate the value of real estate acquired among buildings, land, furniture, fixtures and equipment, the value of in-place leases and the fair market value of above or below market leases and customer relationships. We amortize the value of intangible assets over the term of the respective lease.

Cash and Cash Equivalents. We carry cash and cash equivalents, consisting of overnight repurchase agreements and short term investments with original maturities of three months or less at the date of purchase, at cost plus accrued interest, which approximates fair value.

Restricted Cash. Restricted cash consists of amounts escrowed for real estate taxes, insurance and capital expenditures at 21 of our mortgaged properties.

Investments. We own 1,000,000 common shares, or 0.48%, of HRPT Properties Trust, or HRPT. We also own 35,000 common shares, or 0.11%, of Five Star Quality Care, Inc., or Five Star, which we retained or received when we spun off Five Star in 2001. We classify these holdings as available for sale and carry them at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The unrealized gain on investments shown on the Consolidated Balance Sheet represents the difference between the market value of these shares of HRPT and Five Star calculated by using quoted market prices on the date they were acquired ($6.50 and $7.26 per share, respectively) and on December 31, 2006 ($12.35 and $11.15 per share, respectively). At December 31, 2006, our investment in HRPT had a fair value of $12.4 million, including unrealized gain of $6.0 million. At December 31, 2005, our investment in HRPT had a fair value of $10.4 million, including unrealized gains of $3.9 million. At December 31, 2006, our investment in Five Star had a fair value of $390,000, including an unrealized gain of $136,000. At December 31, 2005, our investment in Five Star had a fair value of $276,000, including unrealized gain of $22,000.

Deferred Financing Fees. We capitalize issuance costs related to borrowings and amortize them over the terms of the respective loans. During 2006, we wrote off $2.4 million of unamortized deferred financing fees in connection with our partial redemption of our 7 7/8% unsecured senior notes and our redemption of all our junior subordinated debentures. The unamortized balance of deferred financing fees and accumulated amortization were $13.0 million and $4.9 million, and $14.6 million and $3.7 million at December 31, 2006 and 2005, respectively. The weighted average amortization period is approximately five years. This amortization expense for the five years subsequent to December 31, 2006 is $1.7 million in each of 2007, 2008, 2009, 2010, and $753,000 in 2011.

Revenue Recognition. We recognize rental income from operating leases on a straight line basis over the life of lease agreements. We recognize interest income as earned over the terms of real estate mortgages. We recognize percentage rents when realizable and earned. For the years ended December 31, 2006, 2005 and 2004, percentage rents earned aggregated $5.3 million, $3.2 million, and $3.4 million, respectively.

Earnings Per Common Share. We compute earnings per common share using the weighted average number of shares outstanding during the period. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

Income Taxes. We operate in a manner to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, we do not expect to be subject to federal income taxes if we continue to distribute our taxable income and continue to meet the other requirements for qualifying as a real estate investment trust. However, we are subject to some state and local taxes on our income and property.

Segment Reporting. We operate in one segment, real estate leasing of healthcare and senior living properties.

New Accounting Pronouncement. In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement. We are currently evaluating the effect that the adoption of FIN 48 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

NOTE 3. REAL ESTATE PROPERTIES

We generally lease our properties on a triple net basis, pursuant to noncancellable, fixed term, operating leases expiring between 2010 and 2026. Some leases to a single tenant or group of affiliated tenants are cross defaulted or cross guaranteed and provide for all or none tenant renewal options at existing or market rent rates. These triple net leases generally require the lessee to pay all property operating costs. The cost, after impairment write downs, and the depreciated carrying value of the properties leased were $1.8 billion and $1.7 billion at December 31, 2006 and 2005, respectively. The future minimum lease payments due to us during the current terms of our leases as of December 31, 2006, are $174.3 million in 2007, $174.6 million in 2008, $174.9 million in 2009, $175.3 million in 2010, $174.3 million in 2011 and $1.2 billion, thereafter.

During 2006, we entered into a new lease with HealthQuest, Inc., or HealthQuest, for three senior living properties in South Dakota operated by HealthQuest. The new lease expires in 2016 and has one ten year renewal option. The rent payable to us averages $1.3 million per year during the initial lease term; although it commenced at $1.2 million per year and then increases during the lease term. Other lease terms are substantially the same as those in our prior lease with this tenant.

During 2006, we purchased, from unaffiliated third parties, eleven senior living properties with a total of 1,264 living units for $107.4 million. Residents pay one hundred percent of the charges at ten of these properties and 70% of the charges at one of the properties with their private resources. We added these properties to our combined lease with Five Star which has a current term expiring in 2020. The annual rent under this combined lease increased by $9.0 million, as a result of these acquisitions. Percentage rent based on increases in gross revenues at these properties will commence in 2008.

During 2006, we sold three nursing home properties that were held for sale. We recorded an impairment charge of $1.4 million to reduce the carrying value of these assets held for sale to their estimated fair values, less costs to sell, of $6.9 million.

During 2006, pursuant to the terms of our leases with Five Star, we purchased approximately $23.7 million of improvements made to our properties which are leased by Five Star and the annual rent payable to us by Five Star was increased by an average of 10% of our investments, or approximately $2.4 million.

NOTE 4. SHAREHOLDERS' EQUITY

We have common shares available for issuance under the terms of our 1999 Incentive Share Award Plan and our 2003 Incentive Share Award Plan, collectively referred to as the Award Plans. During the years ended December 31, 2006, 2005 and 2004, 43,400, 24,300 and 24,000 common shares, respectively, were awarded to our officers and certain employees of our manager pursuant to the Award Plans. In addition, each of our trustees was awarded 1,500 common shares in 2006, and each of our independent trustees was awarded 1,000 common shares pursuant to the Award Plans during the years ended December 31, 2005 and 2004, as part of their annual fees. The shares awarded to the trustees vested immediately. The shares awarded to our officers and certain employees of our manager vest in three or five annual installments beginning on the date of grant. At December 31, 2006, 2,755,320 of our common shares remain available for issuance under the Award Plans. All share awards are fully expensed as the grants vest.

Cash distributions paid or payable by us to our common shareholders for the years ended December 31, 2006, 2005 and 2004, were $1.30 per share, $1.28 per share, and $1.26 per share, respectively. The characterization of the distributions made in 2006, 2005 and 2004 was 59.51%, 59.53%, and 65.69% ordinary income, respectively; 40.49%, 35.59%, and 32.64% return of capital, respectively; 0%, 4.88%, and 1.19% capital gain, respectively; and 0%, 0%, and 0.48%, uncaptured Section 1250 gain, respectively.

In November 2006, we issued 5.75 million of our common shares in a public offering, raising net proceeds of $120.8 million. On February 7, 2007, we issued 6.0 million shares of our common shares in a public offering, raising net proceeds of $151.6 million. We used the net proceeds from these offerings to repay borrowings outstanding on our revolving bank credit facility and for general business purposes.

NOTE 5. TRANSACTIONS WITH AFFILIATES

We have an agreement with Reit Management & Research LLC, or RMR, for RMR to originate and present investment opportunities to our board and provide management and administrative services to us. This agreement is subject to annual renewal by our independent trustees. RMR is beneficially owned by Barry M. Portnoy, one of our managing trustees, and his son Adam Portnoy, the President, Chief Executive Officer and a director of RMR. Gerard M. Martin is a director of RMR and serves as one of our managing trustees. Mr. Adam Portnoy has been nominated as our trustee to replace Mr. Martin, who decided not to stand for reelection at our annual meeting of shareholders in May 2007. RMR is compensated annually based on a formula principally related to the gross amount of our investments in real estate. RMR is also entitled to an annual incentive fee, which is based on a formula and paid in our restricted common shares. Fees paid to RMR for the years ended December 31, 2006, 2005 and 2004, were $9.4 million, $8.9 million and $8.1 million, respectively. Incentive fees payable to RMR for the years ended December 31, 2006, 2005 and 2004, were $762,000, $0 and $761,000, respectively. As of December 31, 2006 and 2005, we had unpaid investment advisory and incentive fees owed to RMR of $1.6 million and $782,000, respectively.

As of December 31, 2006 and 2005, rent due from Five Star was $10.0 million and $8.8 million, respectively.

As discussed in Note 3, during 2006, we purchased 11 properties and leased them to Five Star. We also sold three properties previously leased to Five Star. During 2006, we purchased approximately $23.7 million of improvements to our properties leased by Five Star and the annual rent payable to us by Five Star was increased by an average of 10% of our investments, or approximately $2.4 million.

NOTE 6. INDEBTEDNESS

On November 15, 2006, we amended our unsecured revolving bank credit facility to extend the maturity date from November 2009 to December 2010, with an option to extend the maturity by one additional year upon payment of a fee. The annual interest payable for amounts drawn under the facility was reduced from LIBOR plus 1.00% to LIBOR plus 0.80%. In certain circumstances, the amount of unsecured borrowings available under this facility may be increased to $1.1 billion. Certain financial and other covenants in the facility were also amended to reflect current market conditions. We can borrow, repay and reborrow until maturity, and no principal repayment is due until maturity. The interest rate on borrowings under our revolving bank credit facility was 6.15% at December 31, 2006. Our revolving bank credit facility is available for acquisitions, working capital and general business purposes. At December 31, 2006, $112.0 million was outstanding and $438.0 million was available for borrowing under this revolving bank credit facility.

At December 31, 2006 and 2005, our additional outstanding debt consisted of the following (dollars in thousands):

			December 31, 2006		December 31, 2005	
Unsecured Debt	Coupon	Maturity	Face Amount	Unamortized Discount	Face Amount	Unamortized Discount
Senior notes	8.625%	2012	$ 245,000	$ 696	$ 245,000	$ 836
Senior notes	7.875%	2015	97,500	131	150,000	226
Total			342,500	827	395,000	1,062
Junior subordinated debentures	10.125%	2041	–	–	28,241	–
Total unsecured debt			$ 342,500	$ 827	$ 423,241	$ 1,062

Secured and Other Debt	Balance as of December 31, 2006	2005	Interest Rate	Maturity	Number of Properties as Collateral	Initial Cost of Collateral	Net Book Value of Collateral 2006	2005
Mortgages	$ 35,788	$ 36,630	6.97%	Jun 2012	16	$ 70,114	$ 67,049	$ 67,706
Mortgages	12,214	12,437	6.11%	Nov 2013	4	17,034	15,493	15,540
Mortgage	12,911	–	7.15%	Jun 2008	1	20,290	20,185	–
Bonds	14,700	14,700	5.875%	Dec 2027	1	34,307	30,154	30,978
Capital leases	15,799	6,374	7.7%	May 2016	2	28,601	24,973	15,956
Total secured	$ 91,412	$ 70,141				$ 170,346	$ 157,854	$ 130,180

Amortization of capital lease assets is included in depreciation expense. Assets recorded under capital leases had a carrying value of $15.8 million and $6.4 million at December 31, 2006 and 2005, respectively.

During 2006, we redeemed $52.5 million of our 7 7/8% senior unsecured notes. As a result, we recognized a loss on early extinguishment of debt of $5.2 million, which included a $4.1 million redemption premium and a $1.1 million write off of deferred financing fees and unamortized discount related to these notes in 2006. Also, we redeemed all $28.2 million of our junior subordinated debentures at par plus accrued but unpaid interest. As a result, we recognized a loss on early extinguishment of debt of $1.3 million of unamortized deferred financing fees related to these debentures.

In January 2007, we purchased and retired $20.0 million of our 8.625% senior notes due in 2012 and paid a premium of $1.8 million. We funded this purchase with our revolving bank credit facility.

Interest on our unsecured senior notes and our bonds is payable semi-annually in arrears; however, no principal repayments are due until maturity. Our monthly payments on our mortgages due 2008, 2012 and 2013 include principal and interest. We assumed the mortgage due 2008 in connection with one of our acquisitions in 2006. Payments under our capital leases are due monthly.

Required principal payments on our outstanding debt as of December 31, 2006, are as follows (dollars in thousands):

2007	$ 2,110
2008	13,595
2009	1,605
2010	113,714
2011	1,829
Thereafter	413,059

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND COMMITMENTS

The financial statements presented include rents receivable, senior notes, mortgages payable, other liabilities, security deposits and junior subordinated debentures. The fair values of the financial instruments were not materially different from their carrying values at December 31, 2006 and 2005, except as follows (dollars in thousands):

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes	$ 341,673	$ 365,206	$ 393,938	$ 426,388
Junior subordinated debentures	–	–	28,241	29,066

The fair values of our senior notes are based on estimates using discounted cash flow analysis and currently prevailing interest rates. As discussed above, we redeemed our junior subordinated debentures in June 2006. The fair value of our junior subordinated debentures is based on the quoted per share price of the related trust preferred securities of $25.73 at December 31, 2005.

NOTE 8. CONCENTRATION OF CREDIT RISK

The assets included in these financial statements are primarily income producing senior housing real estate located throughout the United States. The following is a summary of the significant lessees as of and for the years ended December 31, 2006 and 2005 (dollars in thousands):

	At December 31, 2006		At December 31, 2005	
	Investments[1]	% of Total	Investment[1]	% of Total
Five Star	$ 1,291,024	71%	$ 1,119,282	67%
Sunrise Senior Living, Inc.	325,473	18%	325,473	19%
All others	197,861	11%	241,414	14%
	$ 1,814,358	100%	$ 1,686,169	100%

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Revenue	% of Total	Revenue	% of Total
Five Star	$ 123,155	67%	$ 98,549	61%
Sunrise Senior Living, Inc.	31,525	19%	31,088	19%
All others	23,692	14%	31,628	20%
	$ 178,372	100%	$ 161,265	100%

(1)Historical costs exclusive of depreciation and, in certain instances, after impairment losses.

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of our unaudited quarterly results of operations for 2006 and 2005 (dollars in thousands, except per share amounts):

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 41,169	$ 41,276	$ 42,317	$ 55,044
Income from continuing operations	10,460	12,686	15,418	27,558
Net income	10,460	12,686	15,418	27,537
Per share data:				
Income from continuing operations	$ 0.15	$ 0.18	$ 0.21	$ 0.37
Net income	$ 0.15	$ 0.18	$ 0.21	$ 0.37

	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 39,227	$ 39,605	$ 40,244	$ 44,111
Income from continuing operations	13,865	14,316	14,129	15,671
Net income	13,865	15,033	14,129	20,885
Per share data:				
Income from continuing operations	$ 0.20	$ 0.21	$ 0.21	$ 0.23
Net income	$ 0.20	$ 0.22	$ 0.21	$ 0.30

NOTE 10. PRO FORMA INFORMATION (UNAUDITED)

We purchased 11 properties in 2006 for $109.4 million, including closing costs and 10 properties in 2005 for $82.0 million, including closing costs. We assumed $12.8 million of mortgage debt in conjunction with one of these acquisitions in 2006. We redeemed $52.5 million of our senior notes in January 2006 and all our junior subordinated debentures at par plus accrued, but unpaid interest in June 2006. We issued 5.75 million and 3.25 million of our common shares in 2006 and 2005, respectively.

The following table presents our pro forma results of operations as if these 2006 and 2005 acquisitions and related financings were completed on January 1, 2005. This pro forma data is not necessarily indicative of what actual results of operations would have been for the years presented, nor does it represent the results of operations for any future period. Differences could result from, but are not limited to, additional property sales or investments, changes in interest rates and changes in our debt or equity structure. Amounts are in thousands, except per share data.

	Year Ended December 31,	
	2006	2005
Total revenues	$ 186,698	$ 178,699
Income from continuing operations	$ 75,392	$ 73,180
Net income	$ 75,371	$ 79,111
Per common share data:		
Income from continuing operations	$ 0.97	$ 0.94
Net income	$ 0.97	$ 1.02

Corporate Information

EXECUTIVE OFFICES

Senior Housing Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8350
www.snhreit.com

OFFICERS

David J. Hegarty
President,
Chief Operating Officer
and Secretary

Richard A. Doyle Jr.
Treasurer and
Chief Financial Officer

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF INVESTOR RELATIONS

Timothy A. Bonang

MANAGER

Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

SENIOR NOTES TRUSTEE AND REGISTRAR

U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING

Our annual meeting of shareholders will be held on May 8, 2007 at 11:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2006 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.snhreit.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our common shares of beneficial interest are traded on the NYSE under the symbol SNH. The following table sets forth the high and low prices of our common shares in 2005 and 2006 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2005	$ 19.10	$ 16.20
June 30, 2005	19.45	16.40
September 30, 2005	20.00	17.79
December 31, 2005	19.35	16.84
March 31, 2006	$ 19.08	$ 16.75
June 30, 2006	18.18	16.56
September 30, 2006	21.98	17.61
December 31, 2006	24.60	20.50

As of March 1, 2007, there were 2,799 holders of record of our common shares and we estimate that as of such date there were approximately 60,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 1, 2007, was $23.76.

OTHER INFORMATION

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission, includes certificates of our Managing Trustees, our President and Chief Operating Officer and our Treasurer and Chief Financial Officer regarding our disclosure controls and procedures and internal control over financial reporting and other matters required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. We have also submitted to the NYSE a certificate of our President and Chief Operating Officer certifying that he is not aware of any violation by us of NYSE corporate governance listing standards.

END